Contact

www.linkedin.com/in/kevin-sheehan-9b579b8 (LinkedIn)

Top Skills

Social Media

Entrepreneurship

Marketing

Publications

A Leader Becomes A Leader: Inspirational Stories of Leadership for a New Generation

Kevin Sheehan

Chief Executive Officer and Founder at LeaderJam

United States

Experience

LeaderJam
Chief Executive Officer and Founder
September 2016 - Present (8 years 5 months)
China

Hope Collaborative Organization
Co-Founder
February 2015 - Present (10 years)

True Gifts Publishing
Author, "A Leader Becomes a Leader: Inspirational Stories of Leadership for a New Generation"
October 2007 - Present (17 years 4 months)

Angels For Builders LLC
Co-Founder
April 2014 - Present (10 years 10 months)
Greater Boston Area

Hear Music (Starbucks Hear Music)
Founder and CEO
January 1989 - Present (36 years 1 month)

Coldwell Banker Residential Brokerage
Real Estate Brokerage and Development
December 2003 - September 2013 (9 years 10 months)

Cambridge Housing Assistance Fund
Volunteer Executive Director
November 2007 - March 2009 (1 year 5 months)

Passim Cultural Center
Board Member
2005 - 2007 (2 years)

Soundstone Entertainment
Co Founder and Investor
January 1997 - January 2002 (5 years 1 month)

Education

Harvard Business School
Master of Business Administration - MBA, General Management · (September 1989 - May 1990)

Yale University
BA, English · (1979 - 1983)

St Albans

Yale University
Bachelor of Arts - BA, English

Yale University
Bachelor of Arts - BA, English